September 22, 2025

Robert Bradley Lim
Chief Executive Officer
iSpecimen Inc.
8 Cabot Road, Suite 1800
Woburn, MA 08101

       Re: iSpecimen Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 8, 2025
           File No. 333-289725
Dear Robert Bradley Lim:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed September 8, 2025 Risk Factors
Risks Related to Our Corporate Treasury Initiative and Digital Assets, page 33

1. Please add risk factor disclosure addressing the possibility that a determination that your Solana is being offered and sold as a security could lead to your classification as an "investment company" under the Investment Company Act of 1940 and the associated risks and potential consequences.
Our plan to establish a Solana-based corporate treasury program . . ., page 33

2. Please revise your risk factor disclosure to address potential impacts to the price of
       Solana such as competition from other crypto assets and the level of adoption of
       Solana relative to other crypto assets. Additionally, please provide quantitative
 September 22, 2025
Page 2

       information that demonstrates the volatility of Solana.
Our purchase strategy may expose us to additional risks, including illiquidity associated with
"Locked SOL", page 33

3. Revise your statement here that you "may" acquire Locked Solana to instead state that you intend to acquire Locked Solana, if true. Please also expand on your disclosure regarding "Locked SOL" to explain the process by which these tokens would become
       "unlocked" and freely tradable. Please explain whether the contractual transfer or vesting restrictions are expected to vary between different lots of Locked Solana and if you plan to adopt any policies or procedures regarding the applicable restrictions on the Locked Solana you purchase.
Business
Corporate Treasury Initiative, page 50

4. Provide further disclosure explaining the material aspects of Solana. In that regard:
           Describe the use case for Solana including its intended purpose, use, and function.
           Provide a discussion of Solana "tokenomics" discussing the past and current supply of Solana, how new Solana is created, any burn mechanism, and any inflationary or deflationary mechanism.
           Include a discussion of the Solana ecosystem and a description of the lifecycle of the Solana token.
           Provide more detailed risk factor disclosure addressing the material risks related to Solana and its ownership.
5. Please identify the third-party custodians you intend to use to store any Solana you acquire. If you have not yet identified any custodians, disclose the material aspects of the custody arrangements you intend to use, to the extent known, and discuss whether you intend to have a custodial arrangement in place prior to the acquisition of any
       Solana. In that regard, we note your press release filed as Exhibit 99.1 to your Form 8-
       K filed August 7, 2025 that states that "BlockArrow employs such a layered security model including offline cold storage, insured custody through Coinbase Custody, and institutional-grade risk controls. Coinbase Custody's insurance coverage extends to risks such as theft, damage, or operational failures."
6. Please expand your disclosure to disclose whether you intend to hedge your Solana exposure. If so, please describe your hedging strategy.
7. We note that your press release filed as Exhibit 99.1 to your Form 8-K filed
       September 4, 2025, states that you "plan for the Solana to be staked including liquid staking tokenization to increase yields for shareholders in the long-term." Please revise to address the following comments:
           Expand your disclosure to provide a materially complete description of your plans to stake Solana, engage in liquid staking, and any other methods by which you intend to generate yield. Without limitation and to the extent applicable, your disclosure should address the mechanics of the process, the participants involved, and how awards are determined or other profits generated as well as any risks
 September 22, 2025
Page 3

           associated with staking and other income-generating strategies and the impact of those risks to investors. Also disclose your policies and procedures for your staking plans, including, for example, how much of your Solana you intend to stake and how any agreement with a staking provider will operate.
             Revise to disclose with specificity the bonding and unbonding periods associated with staking Solana, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.
             Provide risk factor disclosure addressing the liquidity risks of your staking plans and your plans to purchase locked Solana.
             Add a risk factor to address the additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your Solana holdings.
8. Discuss how you intend to generate profit through your long term Solana treasury strategy, if you have any plans to generate profit other than through staking.
General

9. We note your Form 8-K filed September 4, 2025, and Exhibit 99.1 filed thereto indicate that you will pursue a strategy of establishing a Solana-based treasury program and engaging in other crypto asset related activities. Please revise to further describe the extent to which you intend to focus on crypto asset related activities over your primary business operations as a "global marketplace platform" of "patients, biospecimens, and data for research." Include appropriate risk factor disclosure concerning this separate strategy.
10. Discuss the material aspects of your plans to engage in crypto asset related activities other than your planned Solana treasury. In that regard:
          Discuss your plans for purchasing crypto assets other than Solana. We note your press release filed as Exhibit 99.1 to your Form 8-K filed August 7, 2025 refers to
          "plans to initially select Solana," and your press release filed as
Exhibit 99.1 to
          your Form 8-K filed September 4, 2025 states that "iSpecimen has been approached by several Crypto currency-related companies that have presented
          opportunities in tokenized real-world assets as well as among highly ranked cryptocurrencies."
          Discuss the material aspects of your plans to engage in spot trading, including what percentage of your treasury you intend to allocate to spot trading. Your press release filed as Exhibit 99.1 to your Form 8-K filed September 4, 2025 states that
          "[you] also plan to partially diversify [y]our Solana holding and allow a small percentage for spot trading."
 September 22, 2025
Page 4

      Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-
2545 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Ross D. Carmel, Esq.